Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Toro Corp. (“Toro”) for the six months ended June 30, 2023, and June 30, 2024. Unless otherwise specified herein or the context otherwise requires, references to the “Company”, “we”, “our” and “us” or similar terms shall include Toro and its wholly owned subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from those unaudited interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. These forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual results, cash flows, financial positions, events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a more complete discussion of these risks and uncertainties, please read the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 (the “2023 Annual Report”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 12, 2024. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our 2023 Annual Report. Unless otherwise defined herein, capitalized terms and expressions used herein shall have the same meanings ascribed to them in the 2023 Annual Report.

Business Overview and Fleet Information

We are an independent, growth-oriented shipping company that was incorporated under the laws of the Republic of the Marshall Islands in July 2022 by Castor Maritime Inc. (“Castor”) to serve as the holding company of Castor’s former tanker owning subsidiaries and Elektra Shipping Co. (formerly owning the M/T Wonder Arcturus) in connection with the spin-off of Castor’s tanker business into an independent, publicly traded company (the “Spin-Off”). The Spin-Off was completed on March 7, 2023, on which date we began to trade as an independent publicly listed company. For further information regarding the Spin-Off, refer to the 2023 Annual Report.

We acquire, own, charter and operate oceangoing tanker and LPG carrier vessels and provide worldwide seaborne transportation services for refined petroleum products and liquefied petroleum gas (“LPG”).

As of August 9, 2024, we operated a fleet of five vessels that engages in the worldwide transportation of refined petroleum products and liquefied petroleum gas and is comprised of (i) one Handysize tanker, which transports refined petroleum products, and (ii) four LPG carriers 5,000 cbm each, which transport LPG. Our fleet has an aggregate cargo carrying capacity of 0.1 million dwt and an average age of 10.0 years. During the six months ended June 30, 2023, we operated a fleet of (i) five Aframax/LR2 tankers and one Aframax tanker which transported crude oil, (ii) two Handysize tankers, which transported refined petroleum products and (iii) two LPG carrier vessels, which transported LPG. As a result of the different characteristics of the transport of crude oil (carried by Aframax/LR2 tankers), refined petroleum products (carried by Handysize tanker vessels) and LPG (carried by LPG carriers), as well as differences in the nature of trade, trading routes, charterers and cargo handling of LPG, refined petroleum products and crude oil, we have determined that during the six months ended June 30, 2024, we operated in three reportable segments: (i) the Aframax/LR2 tanker segment, (ii) the Handysize tanker segment and (iii) the LPG carrier segment. Following completion of the sale of the M/T Wonder Sirius on January 24, 2024, as discussed below, the Company no longer has any Aframax/LR2 vessels and management has determined that the Company operates in two reportable segments: (i) the Handysize tanker segment and (ii) the LPG carrier segment.

Our fleet is currently contracted to operate in a mix of pool and time charters. Our commercial strategy primarily focuses on deploying our fleet under a mix of pools, voyage charters and time charters according to our assessment of market conditions. We adjust the mix of these charters to take advantage of the relatively stable cash flows and high utilization rates for our vessels associated with period time charters, to profit from attractive trip charter rates during periods of strong charter market conditions associated with voyage charters or to take advantage of high utilization rates for our vessels along with exposure to attractive charter rates during periods of strong charter market conditions when employing our vessels in pools.

With effect from July 1, 2022, Castor Ships S.A. (“Castor Ships”) provides ship management and chartering services to the vessels through subcontracting agreements with unrelated third-party managers.

The following table summarizes key information about our fleet as of August 9, 2024:

Fleet vessels:

Vessel Name	Capacity (dwt)	Year Built	Country of Construction	Type of Charter	Gross Charter Rate ($/day)	Estimated Earliest Charter Expiration	Estimated Latest Charter Expiration
Handysize Segment
M/T Wonder Mimosa	36,718	2006	S. Korea	Tanker Pool (1)	N/A	N/A	N/A
LPG Carrier Segment
LPG Dream Terrax	4,743	2020	Japan	Time Charter Period (2)	338,000 per month	August 2025	August 2026
LPG Dream Arrax	4,753	2015	Japan	Time Charter Period (3)	323,000 per month	May 2025	May 2026
LPG Dream Syrax	5,158	2015	Japan	Time Charter Period (4)	323,000 per month	May 2025	May 2026
LPG Dream Vermax	5,155	2015	Japan	Time Charter Period (5)	318,000 per month	March 2025	March 2026

(1)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Handysize tanker vessels.
(2)
The vessel has been fixed under a time charter period contract of twelve months at $338,000 per month plus twelve months at the charterer’s option. The rate for the optional period will be increased at a rate between 2.5% and 9% to be mutually agreed between us and the charterers.

(3)	The vessel has been fixed under a time charter period contract of twelve months at $323,000 per month plus twelve months at $335,000 per month at the charterer’s option.
(4)
The vessel has been fixed under a time charter period contract of twelve months at $323,000 per month plus twelve months at the charterer’s option. The rate for the optional period will be increased at a rate between 2% and 6% to be mutually agreed between us and the charterers.

(5)
The vessel has been fixed under a time charter period contract of twelve months at $318,000 per month plus twelve months at the charterer’s option at a rate to be mutually agreed between us and the charterers.

Recent Developments

Please refer to Note 18 to our unaudited interim condensed consolidated financial statements for developments that took place after June 30, 2024.

Operating Results

Principal factors impacting our business, results of operations and financial condition

Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

•	The levels of demand and supply of seaborne cargoes and vessel tonnage in the shipping industries in which we operate;

•	The cyclical nature of the shipping industry in general and its impact on charter and freight rates and vessel values;

•
The successful implementation of our business strategy, including the ability to obtain equity and debt financing at acceptable and attractive terms to fund future capital expenditures and/or to implement this business strategy;

•	The global economic growth outlook and trends;

•
Economic, regulatory, political and governmental conditions that affect shipping and the tanker shipping industry, including international conflict or war (or threatened war), such as between Russia and Ukraine and in the Middle East, and acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea;

•	The employment and operation of our fleet including the utilization rates of our vessels;

•
The ability to successfully employ our vessels at economically attractive rates and the strategic decisions regarding the employment mix of our fleet in the voyage, time charter and pool markets, as our charters expire or are otherwise terminated;

•
Management of the operational, financial, general and administrative elements involved in the conduct of our business and ownership of our fleet, including the effective and efficient management of our fleet by our manager and its sub-managers, and each of their suppliers;

•	The number of charterers and pool operators who use our services and the performance of their obligations under their agreements, including their ability to make timely payments to us;

•
The ability to maintain solid working relationships with our existing charterers and pool operators and our ability to increase the number of our charterers through the development of new working relationships;

•	The vetting approvals requested by oil majors and the Chemical Distribution Institute (CDI) for the vessels managed by our manager and/or sub-managers;

•	Dry-docking and special survey costs and duration, both expected and unexpected;

•	Our borrowing levels and the finance costs related to our outstanding debt as well as our compliance with our debt covenants;

•	Management of our financial resources, including banking relationships and of the relationships with our various stakeholders;

•	Major outbreaks of diseases and governmental responses thereto; and

•	The level of any distribution on all classes of our shares.

These factors are volatile and in certain cases may not be within our control. Accordingly, past performance is not necessarily indicative of future performance, and it is difficult to predict future performance with any degree of certainty. See also “Item 3. Key Information—D. Risk Factors” in our 2023 Annual Report.

Employment and operation of our fleet

A significant factor that impacts our profitability is the employment and operation of our fleet. The profitable employment of our fleet is highly dependent on the levels of demand and supply in the shipping segments in which we operate, our commercial strategy including the decisions regarding the employment mix of our fleet among time and voyage charters and pool arrangements, as well as our manager’s and sub-manager’s ability to leverage our relationships with existing or potential customers. As a new entrant to the tankers and LPG carriers’ business, our customer base is currently concentrated to a small number of charterers and a single pool manager. The breadth of our customer base has historically had an impact on the profitability of our business and in the six months ended June 30, 2024, 37% of our revenues were earned on pool arrangements entered into with two pool managers and 52% of our revenues were earned on time charters entered into with five different charterers. Further, the effective operation of our fleet mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of the vessels, training of onboard and on shore personnel with respect to the vessels’ security and security response plans (ISPS), obtaining of ISM certifications, compliance with environmental regulations and standards and performing the necessary audit for the vessels within the year of taking over a vessel and the ongoing performance monitoring of the vessels.

Financial, general and administrative management

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires us to manage our financial resources, which includes managing banking relationships, administrating our bank accounts, managing our accounting system, records and financial reporting, monitoring and ensuring compliance with the legal and regulatory requirements affecting our business and assets and managing our relationships with our service providers and customers.

Important Measures and Definitions for Analyzing Results of Operations

Our management uses the following metrics to evaluate our operating results, including our operating results at the segment level, and to allocate capital accordingly:

Total vessel revenues. Total vessel revenues are generated from voyage charters, time charters and pool arrangements. Total vessel revenues are affected by the number of vessels in our fleet, hire and freight rates and the number of days a vessel operates which, in turn, are affected by several factors, including the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, and levels of supply and demand in the seaborne transportation market. Total vessel revenues are also affected by our commercial strategy related to the employment mix of our fleet between vessels on time charters, vessels operating on voyage charters and vessels in pools.

We measure revenues in each segment for three separate activities: (i) time charter revenues, (ii) voyage charter revenues, and (iii) pool revenues.

Voyage expenses. Our voyage expenses primarily consist of bunker expenses, port and canal expenses and brokerage commissions paid in connection with the chartering of our vessels. Voyage expenses are incurred primarily during voyage charters or when the vessel is repositioning or unemployed. Bunker expenses, port and canal dues increase in periods during which vessels are employed on voyage charters because these expenses are in this case borne by us. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. Under pooling arrangements, voyage expenses are borne by the pool operator. Gain/loss on bunkers may also arise where the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired.

Operating expenses. We are responsible for vessel operating costs, which include crewing, expenses for repairs and maintenance, the cost of insurance, tonnage taxes, the cost of spares and consumable stores, lubricating oils costs, communication expenses and other expenses. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic dry-docking. Our ability to control our vessels’ operating expenses also affects our financial results. Daily vessel operating expenses are calculated by dividing fleet operating expenses by the Ownership Days for the relevant period.

Management fees. Management fees include fees paid to related parties providing certain ship management services to our fleet pursuant to ship management agreements with Castor Ships.

Off-hire. Off-hire is the period our fleet is unable to perform the services for which it is required under a charter for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys or other unforeseen events.

Dry-docking/Special Surveys. We periodically dry-dock and/or perform special surveys on our fleet for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Our ability to control our dry-docking and special survey expenses and our ability to complete our scheduled dry-dockings and/or special surveys on time also affects our financial results. Dry-docking and special survey costs are accounted for under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due.

Ownership Days. Ownership Days are the total number of calendar days in a period during which we owned a vessel. Ownership Days are an indicator of the size of our fleet over a period and determine both the level of revenues and expenses recorded during that specific period.

Available Days. Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys. The shipping industry uses Available Days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available Days may not be comparable to that reported by other companies.

Operating Days. Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.

Fleet Utilization. Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as major repairs, vessel upgrades, dry-dockings or special or intermediate surveys and other unforeseen events.

Daily Time Charter Equivalent Rate (“Daily TCE Rate”). See Appendix A for a description of the Daily TCE Rate.

Results of Operations

Consolidated Results of Operations

Six months ended June 30, 2024, as compared to the six months ended June 30, 2023

	Six months ended June 30, 2023	Six months ended June 30, 2024	Change – amount
Total vessel revenues	$56,012,683	$12,478,424	$(43,534,259)
Expenses:
Voyage expenses (including commissions to related party)	(1,242,116)	(1,100,402)	141,714
Vessel operating expenses	(11,190,295)	(4,909,348)	6,280,947
Management fees to related parties	(1,657,500)	(970,426)	687,074
Depreciation and amortization	(3,785,684)	(2,354,631)	1,431,053
General and administrative expenses (including costs from related parties)	(1,841,586)	(4,698,176)	(2,856,590)
Recovery of provision/(provision) for doubtful accounts	266,732	(25,369)	(292,101)
Gain on sale of vessels	40,548,776	19,559,432	(20,989,344)
Operating income	$77,111,010	$17,979,504	(59,131,506)
Interest and finance costs, net(1)	541,954	4,045,214	3,503,260
Foreign exchange losses	(21,352)	(2,281)	19,071
Dividend income from related party	—	1,263,889	1,263,889
Dividend income on equity securities	—	4,136	4,136
Loss on equity securities	—	(13,837)	(13,837)
Income taxes	(290,625)	(22,497)	268,128
Net income and Comprehensive income	$77,340,987	$23,254,128	$(54,086,859)

(1)	Includes interest and finance costs, net of interest income, if any.

Total vessel revenues

Total vessel revenues, net of charterers’ commissions, decreased to $12.5 million in the six months ended June 30, 2024, from $56.0 million in the same period in 2023. This decrease of $43.5 million was mainly associated with the (i) reduction in the Available Days of the Aframax/LR2 vessels in our fleet to 24 days in the six months ended June 30, 2024, from 1,063 days in the corresponding period in 2023, due to the sale of five of our six Aframax/LR2 vessels in 2023 and of the M/T Wonder Sirius on January 24, 2024, and (ii) decrease of the Daily TCE Rate to $12,531 in the six months ended June 30, 2024, from $38,168 in the same period in 2023, mainly due to the change in the mix of our fleet following the addition of the LPG vessels which earn a lower Daily TCE Rate than the Handysize and Aframax/LR2 tanker vessels due to their size and the trade they operate in. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses

Voyage expenses for our fleet decreased to $1.1 million in the six months ended June 30, 2024, from $1.2 million in the same period in 2023. This decrease of $0.1 million was mainly associated with the decreased brokerage commission expenses by $0.6 million corresponding to the decrease of vessel revenues as discussed above, partially offset by the increased bunkers consumption costs by $0.4 million in the six months ended June 30, 2024, as compared to the same period in 2023.

Vessel Operating Expenses

The decrease in vessel operating expenses by $6.3 million, to $4.9 million in the six months ended June 30, 2024, from $11.2 million in the same period of 2023, mainly reflects the decrease (i) in the daily vessel operating expenses of the vessels in our fleet to $5,256 in the six months ended June 30, 2024, from $7,515 in the same period in 2023, mainly due to the change in the mix of our fleet following the addition of the LPG vessels which incur lower daily vessel operating expenses than the Handysize and Aframax/LR2 tanker vessels due to their size and (ii) in the Ownership Days of our fleet to 934 days in the six months ended June 30, 2024, from 1,489 days in the corresponding period in 2023 due to the decrease of the average number of operating vessels to 5.1 vessels in the six months ended June 30, 2024, from 8.2 vessels in the same period of 2023.

Management Fees

Management fees decreased to $1.0 million in the six months ended June 30, 2024, from $1.7 million in the same period of 2023, as a result of the decrease in the Ownership Days of our fleet, partly offset by the increased management fees with effect from July 1, 2023, from $975 per vessel per day to $1,039 per vessel per day which were adjusted for inflation in accordance with the terms of the master management agreement, between the Company, the Company’s shipowning subsidiaries and Castor Ships, effective from July 1, 2022.

Depreciation and Amortization

Depreciation expenses for our fleet decreased to $2.2 million in the six months ended June 30, 2024, from $2.9 million in the same period in 2023 as a result of the decrease in the Ownership Days of our fleet. Dry-dock and special survey amortization charges amounted to $0.2 million for the six months ended June 30, 2024, compared to a charge of $0.9 million in the six months ended June 30, 2023. This decrease in dry-dock amortization charges primarily resulted from the decrease in dry-dock amortization days from 575 days in the six months ended June 30, 2023, to 189 dry-dock amortization days in the six months ended June 30, 2024.

General and Administrative Expenses

General and administrative expenses in the six months ended June 30, 2024, amounted to $4.7 million, whereas, in the same period in 2023, general and administrative expenses totaled $1.8 million. This increase is mainly associated with the stock based compensation cost for non-vested shares granted under our Equity Incentive Plan amounting to $2.6 million. For the period from January 1, 2023 through March 7, 2023 (completion of Spin-Off), General and administrative expenses reflect the expense allocations made to the Company by Castor based on the proportion of the number of Ownership Days of our fleet vessels to the total Ownership Days of Castor’s full fleet.

Gain on sale of vessels

On January 24, 2024, we concluded the sale of the M/T Wonder Sirius which we sold, pursuant to an agreement dated January 8, 2024, for cash consideration of $33.8 million. The sale resulted in net proceeds to the Company of $32.5 million and the Company recorded a gain on the sale of $19.6 million in the first quarter of 2024.On June 22, 2023, we concluded the sale of the M/T Wonder Bellatrix which we sold, pursuant to an agreement dated May 12, 2023, for a cash consideration of $37.0 million. The sale resulted in net proceeds to the Company of $35.8 million and the Company recording a net gain on the sale of $19.3 million in the second quarter of 2023. On June 26, 2023, we concluded the sale of the M/T Wonder Polaris which we sold, pursuant to an agreement dated May 18, 2023, for a cash consideration of $34.5 million. The sale resulted in net proceeds to the Company of $33.3 million and the Company recording a net gain on the sale of $21.3 million in the second quarter of 2023.

Interest and finance costs, net

Interest and finance costs, net, amounted to $(4.0) million in the six months ended June 30, 2024, whereas in the same period of 2023, interest and finance costs, net amounted to $(0.5) million. This variation is mainly due to higher cash balances compared to the same period of 2023 and the increase in interest income for the six months ended June 30, 2024 on our available cash that we earned from our time and cash deposits due to increased interest rates.

Six months ended June 30, 2024, as compared to the six months ended June 30, 2023 — Aframax/LR2 Tanker Segment

	Six months ended June 30, 2023	Six months ended June 30, 2024	Change – amount
Total vessel revenues	$47,507,650	$631,180	$(46,876,470)
Expenses:
Voyage expenses (including commissions to related party)	(834,590)	(23,741)	810,849
Vessel operating expenses	(8,013,227)	(352,940)	7,660,287
Management fees to related parties	(1,047,150)	(24,936)	1,022,214
Depreciation and amortization	(2,805,193)	(35,305)	2,769,888
Recovery of provision for doubtful accounts	266,732	—	(266,732)
Gain on sale of vessels	40,548,776	19,559,432	(20,989,344)
Segment operating income	$75,622,998	$19,753,690	$(55,869,308)

Total vessel revenues

Total vessel revenues, net of charterers’ commissions, for our Aframax/LR2 tanker segment amounted to $0.6 million in the six months ended June 30, 2024, as compared to $47.5 million in the same period of 2023. This decrease of $46.9 million is mainly due to the decrease in the Available Days of our Aframax/LR2 vessels in our fleet to 24 days in the six months ended June 30, 2024, from 1,063 days in the corresponding period in 2023, as the result of the sale of the (i) M/T Wonder Bellatrix on June 22, 2023, (ii) M/T Wonder Polaris on June 26, 2023, (iii) M/T Wonder Musica on July 6, 2023, (iv) M/T Wonder Avior on July 17, 2023, (v) M/T Wonder Vega on December 21, 2023 and (vi) M/T Wonder Sirius on January 24, 2024. During the six months ended June 30, 2024, our Aframax/LR2 tanker fleet earned an average Daily TCE Rate of $25,310, compared to an average Daily TCE Rate of $43,907 earned in the same period of 2023. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage Expenses

Voyage expenses for our Aframax/LR2 tanker segment amounted to $0.02 million and $0.8 million in the six months ended June 30, 2024, and the same period of 2023, respectively. This decrease of $0.78 million is mainly associated with the reduction of Ownership Days of our Aframax/LR2 vessels, to 24 days in the six months ended June 30, 2024 from 1,074 days in the same period in 2023 due to the vessel sales described above.

Vessel Operating Expenses

The decrease in Operating expenses by $7.6 million to $0.4 million in the six months ended June 30, 2024, from $8.0 million in the same period in 2023, mainly reflects the decrease in the Ownership Days of our Aframax/LR2 vessels to 24 days in the six months ended June 30, 2024, from 1,074 days in the same period in 2023 due to the vessel sales described above.

Management Fees

The decrease in Management fees by $0.98 million to $0.02 million in the six months ended June 30, 2024, from $1.0 million in the same period in 2023, mainly reflects the decrease in the Ownership Days of our Aframax/LR2 tanker fleet, partially offset by the inflation-based adjustment in management fees that was effected on July 1, 2023, under the Master Management Agreement, which is discussed in more detail under “—Consolidated Results of Operations—Management Fees.”

Depreciation and Amortization

Depreciation expenses for our Aframax/LR2 tanker segment decreased to $0.02 million in the six months ended June 30, 2024, from $2.2 million in the same period in 2023, as a result of the decrease in the Ownership Days of our Aframax/LR2 tanker fleet. Dry-dock and special survey amortization charges in the six months ended June 30, 2024, of $0.02 million related only to the amortization of the M/T Wonder Sirius which underwent its scheduled dry-docking repairs during the fourth quarter of 2023 and was sold on January 24, 2024. Dry-dock and special survey amortization charges amounted to $0.6 million in the same period of 2023, related to the amortization of the M/T Wonder Musica and M/T Wonder Avior.

Gain on sale of vessels

Refer to discussion under “—Consolidated Results of Operations—Gain on sale of vessels” above for details on the sales in the six months ended June 30, 2024, and in the same period in 2023.

Six months ended June 30, 2024, as compared to the six months ended June 30, 2023 — Handysize Tanker Segment

	Six months ended June 30, 2023	Six months ended June 30, 2024	Change – amount
Total vessel revenues	$8,116,946	$4,019,697	$(4,097,249)
Expenses:
Voyage expenses (including commissions to related party)	(104,980)	(156,626)	(51,646)
Vessel operating expenses	(2,852,712)	(1,135,874)	1,716,838
Management fees to related parties	(352,950)	(189,098)	163,852
Depreciation and amortization	(850,371)	(463,714)	386,657
Segment operating income	$3,955,933	$2,074,385	$(1,881,548)

Total Vessel revenues

Total vessel revenues, net of charterers’ commissions for our Handysize tanker segment decreased to $4.0 million in the six months ended June 30, 2024, from $8.1 million in the same period in 2023. This decrease of $4.1 million was largely driven by the decrease in the Available Days of our Handysize vessels in our fleet to 156 days in the six months ended June 30, 2024, from 319 days in the corresponding period in 2023, as a result of the sale of M/T Wonder Formosa on November 16, 2023. During the six months ended June 30, 2024, our Handysize fleet earned on average a Daily TCE Rate of $24,763, compared to an average Daily TCE Rate of $25,116 earned during the same period in 2023. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage Expenses

Voyage Expenses increased to $0.2 million for our Handysize tanker segment in the six months ended June 30, 2024, from $0.1 million compared to the same period in 2023, as a result of the increase by $0.1 million of port and other expenses.

Vessel Operating Expenses

The decrease in operating expenses for our Handysize tanker segment by $1.7 million to $1.1 million in the six months ended June 30, 2024, from $2.8 million in the corresponding period of 2023, mainly reflects the decrease of the Ownership Days of our Handysize tanker fleet to 182 days in the six months ended June 30, 2024, from 362 days in the corresponding period in 2023.

Management Fees

Management fees for our Handysize tanker segment decreased to $0.2 million in the six months ended June 30, 2024, from $0.4 million in the same period in 2023, as a result of the decrease of the Ownership Days of our Handysize tanker fleet, partially offset by the increased management fees following the inflation-based adjustment in management fees that was effected on July 1, 2023, under the Master Management Agreement, which is discussed in more detail under “—Consolidated Results of Operations—Management Fees”.

Depreciation and Amortization

Depreciation expenses for our Handysize tanker segment decreased to $0.3 million in the six months ended June 30, 2024, from $0.5 million in the same period in 2023, as a result of the decrease in the Ownership Days of our Handysize tanker fleet. Dry-dock amortization charges in the six months ended June 30, 2024, amounted to $0.2 million, related to the amortization of the M/T Wonder Mimosa. Dry-dock and special survey amortization charges amounted to $0.3 million in the same period of 2023, related to the amortization of the M/T Wonder Mimosa and the M/T Wonder Formosa which underwent its scheduled dry-dock and special survey in the first quarter of 2023 and was sold on November 16, 2023.

Six months ended June 30, 2024 — LPG Carrier Segment

	Six months ended June 30, 2023	Six months ended June 30, 2024	Change – amount
Total vessel revenues	$388,087	$7,827,547	$7,439,460
Expenses:
Voyage expenses (including commissions to related party)	(302,546)	(920,035)	(617,489)
Vessel operating expenses	(324,356)	(3,420,534)	(3,096,178)
Management fees to related parties	(257,400)	(756,392)	(498,992)
Depreciation and amortization	(130,120)	(1,855,612)	(1,725,492)
Provision for doubtful accounts	—	(25,369)	(25,369)
Segment operating (loss)/income	$(626,335)	$849,605	$1,475,940

Total Vessel revenues

Total vessel revenues for our LPG carrier segment amounted to $7.8 million in the six months ended June 30, 2024, as compared to $0.4 million in the same period of 2023. This increase of $7.4 million is mainly due to the increase in the Available Days of our LPG carrier vessels in our fleet to 728 days in the six months ended June 30, 2024, from 53 days in the corresponding period in 2023, as the result of the acquisition of the (i) LPG Dream Terrax on May 26, 2023, (ii) LPG Dream Arrax on June 14, 2023, (iii) LPG Dream Syrax on July 18, 2023 and (iv) LPG Dream Vermax on August 4, 2023. During the six months ended June 30, 2024, our LPG Carrier fleet earned on average a Daily TCE Rate of $9,488, compared to an average Daily TCE Rate of $1,614 earned during the same period in 2023. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. During the six months ended June 30, 2024, our LPG carriers were engaged in voyage and time charters.

Voyage Expenses

Voyage expenses for our LPG carrier segment amounted to $0.9 million and $0.3 million in the six months ended June 30, 2024, and the same period of 2023, respectively. This increase of $0.6 million is mainly associated with the increase in the Ownership Days of our LPG carrier vessels, to 728 days in the six months ended June 30, 2024 from 53 days in the same period in 2023.

Vessel Operating Expenses
The increase in Operating expenses for our LPG carrier segment by $3.1 million, to $3.4 million in the six months ended June 30, 2024, from $0.3 million in the same period in 2023, mainly reflects the increase in the Ownership Days of our LPG carrier vessels to 728 days in the six months ended June 30, 2024, from 53 days in the same period in 2023 due to the vessel acquisitions described above.

Management Fees

The increase in Management fees by $0.5 million, to $0.8 million in the six months ended June 30, 2024, from $0.3 million in the same period in 2023, mainly reflects the increase in the Ownership Days of our LPG carrier fleet, as well as the increase in management fees due to the inflation-based adjustment that was effected on July 1, 2023, under the Master Management Agreement, which is discussed in more detail under “—Consolidated Results of Operations—Management Fees.”

Depreciation and Amortization

Depreciation expenses for our LPG carrier segment increased to $1.9 million in the six months ended June 30, 2024, from $0.1 million in the same period in 2023, as a result of the increase in the Ownership Days of our LPG carrier fleet. There were no dry-dock and special survey amortization charges in the six months ended June 30, 2024, and in the same period in 2023, respectively.

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of cash from operations, proceeds from equity offerings, and borrowings from debt transactions. Our liquidity requirements relate to funding capital expenditures and working capital (which includes maintaining the quality of our vessels and complying with international shipping standards and environmental laws and regulations). In accordance with our business strategy, other liquidity needs may relate to funding potential investments in new vessels and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

For the six months ended June 30, 2024, our principal sources of funds were cash from operations and the net proceeds from the sale of the M/T Wonder Sirius.

As of June 30, 2024, and December 31, 2023, we had cash and cash equivalents of $189.2 million and $155.2 million, respectively, which excludes $0 million and $0.4 million of restricted cash in each period under our debt agreements, respectively. Cash and cash equivalents are primarily held in U.S. dollars.

Working capital is equal to current assets minus current liabilities. As of June 30, 2024 and December 31, 2023, we had a working capital surplus of $187.2 million and $157.3 million, respectively.

We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months from June 30, 2024, will be sufficient to fund the operations of our fleet and meet our normal working capital requirements for that period.

Our medium- and long-term liquidity requirements relate to the funding of cash dividends on our Series A Preferred Shares, when declared, and expenditures relating to the operation and maintenance of our vessels. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations or new debt financing, if required.

Our Borrowing Activities

Please refer to Note 6 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for information regarding our borrowing activities as of June 30, 2024.

Cash Flows

The following table summarizes our net cash flows provided by/(used in) operating, investing and financing activities for the six months ended June 30, 2024 and the six months ended June 30, 2023:

	Six months ended June 30, 2023	Six months ended June 30, 2024
Net cash provided by operating activities	$48,336,855	$13,839,886
Net cash provided by investing activities	$27,934,297	$29,450,601
Net cash provided by/(used in) financing activities	$9,488,312	$(9,685,208)

Operating Activities: Net cash provided by operating activities amounted to $13.8 million for the six months ended June 30, 2024, consisting of net income of $23.3 million, with non-cash adjustment for the gain on sale of the M/T Wonder Sirius of $19.6 million, non-cash adjustments related to depreciation and amortization of $2.4 million, amortization of deferred finance charges and provision for doubtful accounts of $0.1 million, a payment of dry-dock costs of $0.8 million, stock compensation cost of $2.6 million and a net decrease of $5.8 million in working capital which mainly derived from (i) a decrease in accounts receivable by $3.4 million and (ii) a decrease in ‘Due from/to related parties’ by $2.3 million. For the six months ended June 30, 2023, net cash provided by operating activities amounted to $48.3 million, consisting of net income of $77.3 million, non-cash adjustments related to depreciation and amortization of $3.8 million, amortization of deferred finance charges of $0.1 million, a payment of dry-dock costs of $1.4 million, gain on sale of the M/T Wonder Bellatrix and M/T Wonder Polaris of $40.6 million and a net decrease of $9.1 million in working capital which mainly derived from (i) a decrease in accounts receivable by $5.8 million, (ii) an increase in ‘Due from/to related parties’ by $4.0 million, (iii) a decrease in prepaid expenses by $3.1 million and (iv) an increase in accounts payable by $3.0 million. The $34.5 million decrease in net cash provided by operating activities in the six months ended June 30, 2024, as compared with the same period of 2023, reflects mainly the decrease in net income which was largely driven by the decrease of total vessel revenues.

Investing Activities: Net cash provided by investing activities in the six months ended June 30, 2024 amounted to $29.5 million and mainly reflects the net proceeds from the sale of the M/T Wonder Sirius amounting to $32.5 million and $0.1 million of proceeds from sale of equity securities, partially offset by the purchase of equity securities amounting to $3.1 million. Net cash provided by investing activities in the six months ended June 30, 2023 amounted to $27.9 million and mainly reflects the (i) vessel acquisitions of LPG Dream Terrax and LPG Dream Arrax amounting to $36.8 million, (ii) payments of initial vessel and BWTS installation expenses amounting to $1.0 million, (iii) advances for the acquisition of two LPG carriers amounting to $3.4 million and (iv) net proceeds from the sale of the M/T Wonder Bellatrix and  M/T Wonder Polaris amounting to $69.1 million.

Financing Activities: Net cash used in financing activities during the six months ended June 30, 2024 amounted to $9.7 million and relates to (i) $5.3 million for the early repayment of the outstanding portion of the $18.0 million term loan facility which was secured by M/T Wonder Sirius, (ii) payment for repurchase of common shares under the Company’s share repurchase program amounting to $3.7 million and (iii) payment to Castor of a dividend on the Series A Preferred Shares for the period from October 15, 2023 to April 14, 2024 amounting to $0.7 million. Net cash provided by financing activities during the six months ended June 30, 2023 amounted to $9.5 million and relates to (i) Spin-Off expenses incurred by Castor on our behalf, which were reimbursed by us, amounting to $2.7 million, pursuant to the Contribution and Spin-Off Distribution Agreement entered into between us and Castor on February 24, 2023, (ii) net proceeds from the issuance of common shares pursuant to a subscription agreement with Pani Corp. amounting to $19.4 million (iii) $1.3 million of period scheduled principal repayments in connection with our $18.0 million term loan facility and $6.0 million of the repayment the part of the loan secured by M/T Wonder Polaris, (iv) payment to Castor of a dividend on the Series A Preferred Shares for the period from March 7, 2023 to April 14, 2023 amounting to $0.1 million, and (v) a net increase in former parent company investment amounting to $0.2 million.

Critical Accounting Estimates

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. We prepare our financial statements in accordance with U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more details on our Critical Accounting Estimates, please read “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” in our 2023 Annual Report. For a description of our significant accounting policies, please read Note 2 to our unaudited interim condensed consolidated financial statements, “Item 18. Financial Statements” in our 2023 Annual Report and more precisely “Note 2. Summary of Significant Accounting Policies” of our consolidated financial statements included in our 2023 Annual Report.

APPENDIX A

Non-GAAP Financial Information

Daily TCE Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors because it compares daily net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, voyage charter, pools) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies. The following table reconciles the calculation of the Daily TCE Rate for our fleet to Total vessel revenues, the most directly comparable U.S. GAAP financial measure, for the periods presented (amounts in U.S. dollars, except for Available Days):

Reconciliation of Daily TCE Rate to Total vessel revenues — Consolidated

	Six months ended June 30,	Six months ended June 30,
	2023	2024
Total vessel revenues	$56,012,683	$12,478,424
Voyage expenses – including commissions to related party	(1,242,116)	(1,100,402)
TCE revenues	$54,770,567	$11,378,022
Available Days	1,435	908
Daily TCE Rate	$38,168	$12,531

Reconciliation of Daily TCE Rate to Total vessel revenues — Aframax/LR2 Tanker Segment

	Six months ended June 30,	Six months ended June 30,
	2023	2024
Total vessel revenues	$47,507,650	$631,180
Voyage expenses – including commissions to related party	(834,590)	(23,741)
TCE revenues	$46,673,060	$607,439
Available Days	1,063	24
Daily TCE Rate	$43,907	$25,310

Reconciliation of Daily TCE Rate to Total vessel revenues — Handysize Tanker Segment

	Six months ended June 30,	Six months ended June 30,
	2023	2024
Total vessel revenues	$8,116,946	$4,019,697
Voyage expenses – including commissions to related party	(104,980)	(156,626)
TCE revenues	$8,011,966	$3,863,071
Available Days	319	156
Daily TCE Rate	$25,116	$24,763

Reconciliation of Daily TCE Rate to Total vessel revenues — LPG Carrier Segment
	Six months ended June 30,	Six months ended June 30,
	2023	2024
Total vessel revenues	$388,087	$7,827,547
Voyage expenses – including commissions to related party	(302,546)	(920,035)
TCE revenues	$85,541	$6,907,512
Available Days	53	728
Daily TCE Rate	$1,614	$9,488